SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 4, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

SCOR (Registrant)

By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of February 4, 2005

**********************
Satisfactory Property & Casualty reinsurance renewals in a competitive environment

A competitive environment, a stable premium income, new clients, new lead underwriting positions, encouraging quota share increases on existing treaties, rigorous underwriting in the joint pursuit of profitability and risk control.

•	A fragmented pricing environment, i.e. with varying developments according to type of business and geographic zone, marked by rate decreases in short tail sectors.

•	Written risks selected on the basis of technical profitability applying the strict underwriting criteria outlined in the “Moving Forward” Plan.

•	EUR 802 M of gross premiums were written on Property & Casualty treaties during the 1 January 2005 renewals, which leads us to expect an annual premium income of around EUR 940 million, representing a relatively stable premium income figure for this sector (-3% at current exchange rates).

•	Annual gross written premium increase of at least 3% in the core European market (France, United Kingdom, Spain and Portugal and Central Europe). An annual gross written premium increase of around 10% is expected in the core Asian market.

•	For Large Corporate Accounts, 20% of the portfolio was up for renewal as of 1 January 2005 and 77% of these contracts were renewed.

I.	Renewals marked by strict risk selection

The 2005 renewals took place in a pricing environment which can be characterized as fragmented, i.e. with varying developments according to type of business and geographic zone. A large proportion of rates remained stable at the level reached in 2004, even if a certain erosion is noted in the short tail lines.

In this competitive environment, SCOR selected its risks on the basis of technical profitability, applying the underwriting criteria set out in the “Moving Forward” Plan.

The strengthening of the risk supervision system, henceforth under the authority of the Chief Risk Officer, has enabled a centralised business selection process to be put into place. The number of files taken to review by the Group Risk Management department rose from 52 in 2004 to 140 in 2005, which represents a 269% increase.

The SCOR Group’s client base on Property & Casualty treaties was reinforced during the 2005 renewals by 58 new clients, including some new lead underwriting positions. Scor suspended its dealings with 42 clients due to conditions not meeting underwriting criteria or because of the Group’s current rating.

II.	Non-Life reinsurance renewals (Property & Casualty, Large Corporate Accounts and Credit & Surety treaties), marked by stability, are satisfactory.

The 1 January 2005 renewals involved 80% of the 2004 Property & Casualty treaty portfolio, 20% of 2004 Large Corporate Accounts activity and 95% of the 2004 Credit & Surety portfolio. Overall business renewals therefore represented two thirds of SCOR’s 2004 Non-Life portfolio.

1. On Property & Casualty treaties, gross premiums written during the 1 January 2005 renewals stand at EUR 802 million. This allows us to expect a premium income for this sector for the whole of 2005 of around EUR 940 million, which represents a relatively stable premium income for this sector (-3% at current exchange rates), especially if the following points are taken into account:

- an upward revision of profitability targets for written business, leading to stronger business selection,

- the continuing migration away from proportional treaties towards non-proportional treaties, which is reducing global volumes,

- cedants are generally tending towards increasing their retention,

- rates are falling slightly, particularly for short tail business,

- a negative foreign exchange impact, a significant portion of lines being written in dollars.

è Property & Casualty Treaties in Europe (64.6% of Property & Casualty treaties worldwide)

Renewals in Europe at 1 January 2005 involved 95% of the zone’s 2004 Property & Casualty treaty portfolio.

Against a backdrop of slightly falling rates, the Group should limit the contraction of its gross written premiums to 4.6% in 2005, to reach a sum of around EUR 607 million (see Annex).

The Group has gained or regained 40 clients, as opposed to losing 27 clients, 14 of which SCOR itself decided to relinquish, 7 of which left following a decision made by the cedants due to the rating and 6 of which left following mergers between cedants.

SCOR increased its quota share on existing treaties and regained several lead underwriting positions.

In line with the “Moving Forward” plan, SCOR has favoured markets with underwriting conditions considered to be satisfactory (such as France, the United Kingdom, Spain and Portugal, and Central Europe). In this core market, gross premiums written by the Group on Property & Casualty treaties should increase by at least 3% in 2005.

•	In France (estimated increase in 2005: +3.2% of gross written premiums; 21.4% of overall European Property & Casualty treaties), the Group gained 7 new lead underwriting positions, regained additional quota shares on several existing treaties, and benefited from the sharp rise in XS Motor liability rates.

•	In Central Europe (estimated increase in 2005: +3% of gross written premiums; 17% of overall European Property & Casualty treaties), the Group has initiated relationships with 12 new clients and increased its share on several existing treaties.

•	In Spain and Portugal (estimated increase in 2005: +4% of gross written premiums; 13.5% of overall European property & casualty treaties), the Group has initiated relationships with 5 new clients and increased its quota share on several existing treaties. SCOR has benefited from growth in the decennial sector and from rate increases in XS Motor in Portugal.

•	In Italy (estimated contraction in 2005: -26% of gross written premiums; 13.2% of European Property & Casualty treaties), the Group has voluntarily reduced its written lines on this market where conditions are deteriorating and the volume of premium ceded to reinsurers is significantly diminishing.

•	In the United Kingdom and Ireland (estimated increase in 2005: +8% of gross written premiums; 8.6% of overall European Property & Casualty treaties), the Group has initiated relationships with 8 new clients and increased its quota share on several existing treaties. Underwriting remains sensitive to the Group’s current rating, particularly in long tail sectors and high-layer non-proportional natural catastrophe programmes.

•	In Germany and Austria (estimated contraction in 2005: -10% of gross written premiums; 17% of overall European Property & Casualty treaties), this contraction is entirely explained by the cancellation of one line written for a limited period. Excluding this exceptional line, gross written premiums would increase by 4% in a market characterised by higher cedant retention.

•	In Northern Europe (estimated contraction in 2005: -3.5% of gross written premiums; 9.4% of overall European Property & Casualty treaties), the disappearance of several proportional treaties in the Netherlands, along with the impact of the rating on the long tail sector, have been compensated for in part by the initiation of commercial relationships with 10 new clients and the recovery of quota share on several treaties in Switzerland.

è Property & Casualty treaties in North America (12.8% of Property & Casualty treaties worldwide)

Renewals in North America at 1 January 2005 involved around two thirds of the zone’s 2004 Property & Casualty portfolio.

•	Gross premiums written by SCOR US on Property & Casualty treaties (United States, Mexico and the Caribbean) should decrease by around 11% in USD in 2005.

- In the United States, despite the Group’s current rating, SCOR has maintained its commercial presence whilst respecting a selective underwriting policy. The Group has continued to reposition itself with small and medium-sized regional cedants, gaining two significant clients in this way.

- In Mexico and the Caribbean, the Group has benefited from a rate increase in high-layer natural catastrophe lines in the zones recently affected by hurricanes. Estimated gross written premiums for 2005 should therefore remain stable despite a reduction in allocated capacity and increased selectivity designed to reduce cumulative risks.

•	Gross premiums written by SCOR CANADA on Property & Casualty treaties should increase by +14.8% in CAD. This represents over half of North American Property & Casualty treaties. The Group has initiated relationships with several clients and above all has increased its share on several existing treaties. Overall, rates have remained stable on this market.

è Property & Casualty Treaties in Asia (10.7% of Property & Casualty treaties worldwide)

Renewals in Asia at 1 January 2005 involved 25% of the 2004 Property & Casualty treaty portfolio in the zone. Japanese and Korean treaties will be renewed on 1 April 2005. On the basis of renewals already carried out, SCOR expects to increase its gross premiums written in Asia in 2005 by around 10% in Euros, despite a negative foreign exchange impact.

The Group has already regained quota share on its treaties in Malaysia, Indonesia, China and Singapore, and gained new clients in Malaysia, Taiwan and Hong Kong.

è Property & Casualty treaties in the Southern markets (Africa, the Middle East and South America; 11.9% of Property & Casualty markets worldwide)

Renewals on the Southern markets at 1 January 2005 involved 75% of the zone’s 2004 Property & Casualty treaty portfolio. Gross premiums written by SCOR in 2005 should reach EUR112 million, which signifies a stability on this market in Euros, despite a negative foreign exchange impact of around 7%.

*
* *

2. Large Corporate Accounts business

Renewals in this sector are carried out throughout the year without any particular periodicity. The annual premium income is therefore difficult to estimate since it depends on the reaction of clients and the rating agencies’ assessments.

Of business up for renewal at 1 January 2005 (20% of the portfolio), 77% of business was renewed. In a market with excess capacity, the trend is to lower premiums by 15 to 20%, and adverse exchange rate fluctuations have weighed on the value of premiums where the accounting currency is often US dollars.

*
* *

3. Credit & Surety

The volume of business written in 2005 in Credit & Surety should increase by around 7% compared to 2004. The Group has initiated relationships with four new clients and has increased its quota share on several existing treaties. In Credit, rate conditions are falling slightly but remain satisfactory. In Surety, rates are stable and remain satisfactory.

III.	Life and accident reinsurance outlook

Life business is underwritten throughout the year. This activity is very sensitive to the Group’s rating. On the principal markets, however, the number of clients lost by SCOR Vie remains marginal. This enables us to forecast a stable level of written premiums for the whole year 2005, at the same level as 2004.

*
* *

Annex : European P&C treaty development 2004/05 (EUR million)

Written premiums European P&C treaty 2004	636

New clients	+ 19	+3,0%

Business increased	+ 63	+9,9%

Business lost or decreased due to rating	- 2	NS

Business lost due to cedant decision (mergers, migration from prop to non prop, increase in retention, others)	- 79	-12,4%

Business lost due to SCOR decision	- 31	-4,9%

Written premiums European P&C treaty 2005	607

*
* *

2005 timetable

2004 Premium income	15 February 2005
2004 Annual Results	24 March 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.